UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                         (Amendment No. ____________ )*

                          United Companies Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    90986410
                                 (CUSIP Number)

Joshua William Arvin, 1900 Purdy Avenue, TS4, Miami Beach, FL 33139 786-319-9562
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 22, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.24O.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.l3d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 909864100

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Joshua William Arvin
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    16,920,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           16,920,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Joshua William Arvin
     IN
--------------------------------------------------------------------------------


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

                                   ATTACHMENT

                                                             CUSIP No. 909864100

Item 1. Security and Issuer.

      This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.001 par value per share (the "Common Stock"), of United Companies Corporation, a Nevada corporation (the "Company" or "Issuer"). The principal executive office of the Company is located at 940 NW 1st Street, Fort Lauderdale, Florida 33311.

Item 2. Identity and Background.

      (a) This statement of beneficial ownership on Schedule 13D is being filed by Joshua William Arvin ("Arvin" or the "Reporting Person").

      (b) The residential address for the Reporting Person is 1900 Purdy Ave, TS4, Miami Beach, Florida 33139.

      (c)   Reporting Person's present principal occupation is as an investor.

      (d) and (e) The Reporting Person has not been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has the result of him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal state securities laws or finding any violating with respect to such laws.

      (f)   Arvin is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      The  approximately   two  hundred  and  forty-five   thousand  dollars  ($
245,096.85) utilized by Arvin to purchase the 16,920,000 shares were personal funds.

Item 4. Purpose of Transaction.

      Reporting Person has acquired the shares for investment purposes.

      The Reporting Person has no present plans or proposals which relate to or would result in:

(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)     an   extraordinary   corporate   transaction;   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;


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

(iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(v) any material change in the present capitalization or dividend policy of the Issuer;

(vi) any other material change in the Issuer's business or corporate structure;

(vii) changes in the Issuer's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(viii) causing a class of securities of the Issuer to cease to be quoted on Over the Counter Bulletin Board;

(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the exchange Act; or

(x)      any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      (a) As of August, 22, 2006, the Reporting Person beneficially owned 16,920,000 shares of Common Stock, constituting to the best of his knowledge, 9.5% of the issued and outstanding shares of Common Stock.

      (b) The Reporting Person has sole voting and dispositive power over all of the shares of Common Stock beneficially owned by him.

      (c) Except as otherwise disclosed herein, the Reporting Person has not effected any other transactions in the Common Stock during the past 60 days.

      (d)   and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of Company including, but not limited to, transfer of or voting of any of the securities of Company, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Company.

Item 7. Material to be Filed as an Exhibit.

      None.


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

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8-7-2007
--------------------------------------------------------------------------------
Date


/s/ Joshua William Arvin
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Signature


Joshua William Arvin
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Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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